PITTSBURGH & WEST VIRGINIA RAILROAD
                           2 Port Amherst Drive
                      Charleston, West Virginia 25306

                             November 7, 2006

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Via fax: (202) 772-9210
Attention: Jessica Barberich

Re:  	Pittsburgh & West Virginia Railroad
	Form 10-K for the year ended December 31, 2005
	File No. 001-05447

Dear Mr. Gordon:

I am responding to your letter dated October 27, 2006, concerning the above referenced filing. We will revise future fillings to include required certifications in the exact form prescribed by Item 601 (b)(31) of Regulation S-K, reflecting the changes stated in Section III.E of SEC Release
No. 33-8238, and the changes described in your letter.

Statement of Responsibility

In connection with responding to your comments, we acknowledge that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information adequately addresses your questions. If you have additional questions, please do not hesitate to contact me.

							Sincerely,


                                                        /s/ Robert A. Hamstead
							Robert A. Hamstead
							Vice President and
                                                        Secretary-Treasurer